[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE Washington, D.C. 20549

Attention: Robert Shapiro

     Joel Parker

     Cara Wirth

     Taylor Beech

Re:	Lions Gate Entertainment Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed January 27, 2025
File No. 333-282630

Ladies and Gentlemen:

On behalf of our client, Lions Gate Entertainment Corp. (“Lionsgate”), we are providing Lionsgate’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated February 6, 2025, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Lionsgate has filed via EDGAR Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”), which reflects Lionsgate’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by Lionsgate’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4 Filed January 27, 2025

Court Approval of the Arrangement, page 150

1.

We note your disclosure that the “BC Court may approve the Arrangement in any manner the BC Court may direct, subject to compliance with any terms and conditions, if any, as the BC Court deems fit.” Clarify whether the BC Court may make changes to the Arrangement.

Response: Lionsgate respectfully advises the Staff that, if the Arrangement is adopted and approved by the shareholders, the BC Court will either approve the Arrangement on the terms presented or substantially on those terms or will not approve the Arrangement, depending on the BC Court’s views as to whether the procedural and substantive requirements have been met. The BC Court will not, by contrast, issue a conditional approval that requires the adoption of material changes to the Arrangement.

The scope of the BC Court’s power is limited to making ancillary, consequential or supplemental orders for an effective arrangement. In our experience, the BC Court is unlikely to order any amendment to which Lionsgate and Lionsgate Studios Corp. (“LG Studios”) do not consent, as Lionsgate and LG Studios may abandon or withdraw the Arrangement, as contemplated by the Arrangement Agreement and by the Business Corporations Act (British Columbia).

Further, the BC Court, in approving the Arrangement, could impose non-substantive changes to the Arrangement. The BC Court generally considers that, while possible, the power to amend the terms of the Arrangement should be exercised sparingly and only in exceptional situations.

As noted in the Registration Statement, Lionsgate and LG Studios do not intend to notify Lionsgate and LG Studios shareholders, respectively, of any modifications to the terms of the Transactions that, in the judgment of the Lionsgate Board and the LG Studios Board, respectively, are not material, unless notification is required by the Interim Orders or the Final Order.

February 24, 2025

Arrangement Agreement, page 473

2.

We note comment 28 in our comment letter dated November 13, 2024, to which you responded that you would “provide responsive disclosures regarding the terms of the anticipated relationship between the related parties following the Transactions in a subsequent amendment to the Registration Statement prior to requesting acceleration of the effectiveness...” Accordingly, we reissue our comment. For each description of the agreements to be entered into to effectuate the transactions, please revise to describe and quantify, as applicable, any revenue sharing percentages, commissions, fees, costs, lump sum payments, etc. and material terms of the anticipated relationship between the related parties following the separation and distribution. Refer to Item 404 of Regulation S-K.

Response: Lionsgate has revised the disclosure on pages 481-482 of the Amended Registration Statement in response to the Staff’s comments.

Material U.S. Federal Income Tax Consequences of the Transactions for Lionsgate Shareholders, page 481

3.

We note your revised disclosure regarding certain material U.S. tax consequences of the Transactions for Lionsgate Shareholders. Throughout your filing, for example on pages xxxvi and 24, we note your statements regarding your expectations regarding tax-free treatment or no gain or loss with respect to U.S. federal income tax purposes. Please revise your disclosure and provide a tax opinion with respect to the portions of the transaction that you have stated you expect will be tax-free. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Item 4(a)(6) of Form S-4 and Staff Legal Bulletin No. 19.

Response: Lionsgate has revised the disclosure on page 483 of the Amended Registration Statement and added the U.S. tax opinion included as Exhibit 8.1 of the Amended Registration Statement in response to the Staff’s comments.

Material Canadian Federal Income Tax Consequences of the Transactions For Lionsgate Shareholders, page 488

4.

We note your opinions regarding the tax consequences presented here and in the section titled “Material Canadian Federal Income Tax Consequences of the Transactions for LG Studios Shareholders,” including a number of opinions where you note that holders will not realize capital gains or loss or should expect certain transactions to be tax free. Please revise to file either a short form or long form tax opinion reflecting such opinions. Item 4(a)(6) of Form S-4 and Staff Legal Bulletin No. 19

Response: Lionsgate has added the Canadian tax opinion as Exhibit 8.2 of the Amended Registration Statement in response to the Staff’s comments.

February 24, 2025

Description of New Lionsgate Material Indebtedness and Film Related Obligations, page 502

5.

We note your disclosure here and in the section titled “Description of Starz Material Indebtedness.” Please revise to include a Q&A that summarizes the material indebtedness for each entity, including any current expectations to enter into new agreements. Consider including a chart that illustrates the current and expected indebtedness of each of the New Lionsgate and Starz. Please revise to include related risk factor disclosure.

Response: Lionsgate has revised the disclosure on pages xxxiv, 5, 69, 504 and 509-511 of the Amended Registration Statement in response to the Staff’s comments.

* * *

If you have any questions related to this letter, please do not hesitate to contact Fabiola Urdaneta at (212) 403-1121.

Sincerely
By:	/s/ Fabiola Urdaneta
Name:	Fabiola Urdaneta

Enclosures

cc:

Bruce Tobey

Executive Vice President and General Counsel

Lions Gate Entertainment Corp.

Adrian Kuzycz

Executive Vice President and Associate General Counsel

Lions Gate Entertainment Corp.

David Shapiro

Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano

Wachtell, Lipton, Rosen & Katz